NO ACT

PE
12-22-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025152

RECEIVED SEC
JAN 17 2012
Washington, DC 20549

January 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-17-12

Erik T. Hoover
E.I. du Pont de Nemours and Company
Erik.T.Hoover@usa.dupont.com

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 22, 2011

Dear Mr. Hoover:

This is in response to your letter dated December 22, 2011 concerning the shareholder proposal submitted to DuPont by James W. Mackie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: James W. Mackie
*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 22, 2011

The proposal relates to political contributions.

There appears to be some basis for your view that DuPont may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of DuPont's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if DuPont omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which DuPont relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DUPONT®

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 355-1958

December 22, 2011

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2012 ANNUAL MEETING
PROPOSAL BY JAMES W. MACKIE

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Act"), to respectfully request that the Staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with DuPont's view that, for the reasons stated below, the shareholder proposal ("Proposal") submitted by James W. Mackie ("Proponent") may properly be omitted from DuPont's 2012 Annual Meeting Proxy Statement ("Proxy").

This request is being submitted via electronic mail in accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008). A copy of this letter is also being sent to the Proponent as notice of DuPont's intent to omit the Proposal from the Proxy. DuPont intends to file the Proxy with the Commission on or about March 16, 2012. Accordingly, we are submitting this letter not less than eighty (80) days before the Company intends to file its definitive proxy statement.

The Proposal reads as follows:

Resolved: The Corporation shall make no political contributions without the approval of at least 75% of its shares outstanding.

A copy of the Proposal is attached hereto as Exhibit A.

The Proposal is Excludable Under Rules 14a-8(b) and 14a-8(f)(1)

DuPont respectfully requests that the Staff concur with its view that the Company may exclude the Proposal from the Proxy because the Proponent has not provided the proof of ownership required to be eligible to submit such Proposal for inclusion in the Proxy.

Rule 14a-8(b) provides that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

There are several ways to establish requisite ownership under Rule 14a-8(b) (see *Staff Legal Bulletin 14* (July 13, 2001) ("*SLB 14*")). If the Proponent is a registered shareholder, the Company can verify the shareholder's eligibility independently (see Rule 14a-8(b)(2) and *SLB 14*). DuPont reviewed its records and determined that the Proponent was not a registered shareholder. In the event that the shareholder is not the registered holder, the shareholder has the burden of proving his or her eligibility to submit a proposal to the Company, which must be accomplished in one of two ways:

- He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal; or

- A shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal (see Rule 14a-8(b)(2) and *SLB 14*). (Proponent has never filed a Schedule 13D, Schedule 13G, Form 4 or Form 5).

Included with Proposal was a one-page excerpt from Proponent's brokerage statement for the period from September 1, 2011 to September 30, 2011.

Accordingly, on November 16, 2011, within fourteen (14) days of receiving the Proposal, DuPont sent a letter to Proponent via e-mail and regular mail ("Deficiency Notice") notifying Proponent that he had failed to include with the Proposal proof of beneficial ownership of DuPont Common Stock, as required under Rules 14a-8(b) and (f)(1). The Deficiency Notice (attached hereto as Exhibit B) requested that Proponent submit an affirmative written statement from the record holder of his securities specifically verifying that he owned the securities continuously for a period of one year as of the time he submitted the proposal.

The Deficiency Notice cited *SLB 14*, which provides that monthly, quarterly or other periodic investment statements do not demonstrate sufficiently continuous ownership of the securities. The shareholder proponent must submit an affirmative written statement from the record holder of his/her securities that specifically verifies that he/she owned the securities continuously for a period of one year as of the time the proposal was submitted.

The Deficiency Notice also indicated that Proponent's response was required to be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date he received the Deficiency Notice. Enclosed with the Deficiency Notice and specifically brought to the attention of Proponent was a copy of Rules 14a-8(b) and (f)(1).

The Staff has on numerous occasions concurred in an issuer's exclusion of proposals on the grounds that the brokerage statement submitted in support of a proponent's ownership was insufficient proof of such ownership under Rule 14a-8(b) and (f). See *Sky Financial Group* (Dec. 20, 2004, reconsideration request denied Jan. 13, 2005) (monthly brokerage account statement insufficient proof of ownership); *International Business Machines Company* (Jan. 11, 2005) (pages from five (5) quarterly 401(k) plan account statements insufficient proof); *Bank of America* (Feb. 25, 2004) (monthly brokerage account statement insufficient proof of ownership); *RTI International Metals, Inc.* (Jan. 13, 2004) (monthly account statement insufficient proof of ownership).

If a proponent fails to follow Rule 14a-8(b), Rule 14a-8(f)(1) provides that the Company may exclude the Proposal, but only after it has notified the Proponent in writing of the procedural or eligibility deficiencies, as well as of the time frame for the Proponent's response thereto within fourteen (14) calendar days of receiving the Proposal, and the Proponent fails adequately to correct it. The Company has satisfied the notice requirement and did not receive the requisite proof of ownership from the Proponent.

Moreover, the brokerage statement submitted by the Proponent was for the period ending September 30, 2011, while the date the Proposal was dated October 30, 2011. *SLB 14* includes the following Q&A:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Staff has reaffirmed this position in several requests for no-action relief where the proponent failed to show continuous ownership through the date the proposal was submitted. See *General Electric Co.* (Oct. 7, 2010) (proof of ownership dated as of June 16, 2010, proposal submitted June 22, 2010); *Union Pacific Corp.* (Mar. 5, 2010) (proof of ownership dated November 17, 2009, proposal submitted November 17, 2009); *International Business Machines Corp.* (Dec. 7, 2007) (proof of ownership dated October 15, 2007, proposal submitted October 22, 2007).

The Staff has also granted no-action relief in several instances where the proponent submitted a brokerage statement as proof of ownership which, even if it was sufficient in form, failed to show continuous ownership through the date the proposal was submitted. See *Sky Financial Group* (Dec. 20, 2004, reconsideration request denied Jan. 13, 2005) (monthly brokerage account statement for month ending July 31, 2004 insufficient proof for proposal submitted August 2, 2005); *International Business Machines Company* (Jan. 11, 2005) (pages from five (5) quarterly 401(k) plan account statements insufficient proof, where last statement was for quarter ending September 30, 2004 and proposal was submitted November 9, 2004); *Sempra Energy* (Dec. 22 and 23, 2004) (letter from retirement plan service provider stating that proponent held shares as of November 22, 2003 and November 24, 2003 insufficient proof when proposal was submitted November 19, 2004).

The Proposal was dated October 30, 2011. The brokerage statement was for the period ending September 30, 2011. Even assuming that a brokerage statement was sufficient proof of ownership (which, as we have argued above, is not), Proponent failed to show that he continuously owned such shares through the date that the Proposal was submitted. Accordingly, the Proposal would be excludable on this additional ground.

For the foregoing reasons, DuPont respectfully requests that the Staff concur with its opinion that the Company may exclude the Proposal from its Proxy under Rules 14a-8(b) and 14a-8(f)(1).

Alternative Basis for Excluding the Proposal

The Proposal should also be excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Section 141(a)(1) of the Delaware General Corporation Law ("DGCL") provides that: "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Company's charter does not provide for an exception.

The Note to Rule 14a-8(i)(1) provides that: "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." *SLB 14* provides that: "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

Disposition of the corporation's funds, such as with political contributions, falls squarely within the "business and affairs" of the corporation. The mandatory nature of the Proposal would take away from the board of directors its discretion over this aspect of the Company's business affairs, making it an improper subject for shareholder action under DGCL Section 141(a) and, therefore, should be excludable under Rule 14a-8(i)(1). We have included with this letter as Exhibit C an opinion from our Delaware counsel, Potter Anderson & Corroon, supporting our position under Delaware law.

The Staff has allowed an issuer to exclude this exact proposal by the same proponent unless rewritten to be precatory in nature. See *Avery Dennison Corporation* (Dec. 20, 2010). The Staff has taken the same position with similar proposals. See *Archer-Daniels Midland Company* (Jul. 2, 2010) (proposal would require that the board adopt a policy prohibiting the use of corporate funds for "any political election/campaign purposes"); *SBC Communications, Inc.* (Feb. 8, 1998) (proposal requiring shareholder approval for any political contributions in excess of $10,000 and the disclosure of political contributions in its annual report).

For the foregoing reasons, DuPont respectfully requests that the Staff concur with the Company's opinion that the Proposal may, alternatively, be excluded from its Proxy under Rule 14a-8(i)(1).

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, at (302) 774-5303.

Very Truly Yours,

Erik T. Hoover
Senior Counsel

cc: James W. Mackie (w/ attachments)

FISMA & OMB Memorandum M-07-16

— EXHIBIT A —

James W. Mackie

FISMA & OMB Memorandum M-07-16

October 30, 2011

Secretary
E.I. DuPont de Nemours and Co
1007 Market Street
Wilmington, DE 19898

Re: Resolution for Proxy Statement

Dear Secretary:

As of the date of this letter I am the owner of 2,900 shares of E.I. DuPont de Nemours and Co common stock and request the inclusion of the following in the proxy statement for the upcoming annual stockholder meeting:

"Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

There are five reasons for passage of this resolution:

1. The ability of large corporations to provide large amounts of funding for political candidates gives the corporation the ability to manage legislation that will provide them with legislated or regulatory benefits that place their smaller competitors at a disadvantage in the market place.
2. Endowment funds, insurance companies, mutual funds and pension funds currently hold the majority of all publicly traded shares and these shares are held for the benefit of many small investors. To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares.
3. We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the worlds of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. Unless large corporations are prevented from make political contributions to elected officials, or their political parties, these practices will continue.
4. Legislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide significant perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations.
5. The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders.

In accordance with Rule 14a-8 of the Securities and Exchange Act of 1934:

1. I enclose a statement from Charles Schwab & Company stating the number of shares in my personal account and the dates of acquisition.
2. I do not intend to sell the stock of your company shown in the listing until an unknown date in the future, but not before the annual stockholders meeting.
3. I plan to attend the annual stockholder meeting.

For years I have admired the quality of management in your company and that is the reason for my ownership of your stock.

I look forward to your response to this request.

Sincerely,

James W. Mackie

James W. Mackie

Encl: Statement of Charles Schwab & Company for the period September 1-30, 2011
Cc: Securities and Exchange Commission

— EXHIBIT B

DUPONT

Mary E. Bowler
Corporate Secretary & Corporate Counsel
DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Tel. (302) 774-5303; Fax (302) 774-4031
E-mail: Mary.E.Bowler@usa.dupont.com

November 16, 2011

Mr. James W. Mackie

FISMA & OMB Memorandum M-07-16

Dear Mr. Mackie:

This is to confirm that DuPont received your letter requesting that the Company include in its 2012 Annual Meeting Proxy Statement a resolution that the Company shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding. SEC Rules 14a-8(b) and (f), copies of which are enclosed, require proponents of shareholder proposals to provide documentary support for beneficial ownership of the Company's common stock.

Specifically, those rules require proponents to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. To prove such ownership, you must submit a written statement from the record holder of the securities verifying that you have owned the securities continuously for one year as of the time you submit the proposal.

SEC Staff Legal Bulletin No. 14 provides that monthly, quarterly or other periodic investment statements do not demonstrate sufficiently continuous ownership of the securities. You must submit an affirmative written statement from the record holder of your securities that specifically verifies that you owned the securities continuously for a period of one year as of the time you submitted the proposal.

Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. We will advise you in due course of management's position on the proposal.

Very truly yours,

Mary E. Bowler
Corporate Counsel &
Corporate Secretary

encl.

cc: Erik Hoover, Senior Counsel

e-CFR Data is current as of November 14, 2011

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

— EXHIBIT C

Potter Anderson Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000
www.potteranderson.com

Michael B. Tumas
Partner
mtumas@potteranderson.com
302 984-6029 Direct Phone
302 778-6029 Fax

December 22, 2011

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19801

Re: Stockholder Proposal Submitted by James W. Mackie

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief to E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") submitted by James W. Mackie (the "Proponent"). The Proposal, if adopted, would prohibit the Company from making political contributions unless the holders of at least 75% of the outstanding shares of capital stock of the Company have approved the same. The Proposal is more fully set forth in the attached Exhibit A.

In connection with your request for our opinion, we have reviewed the following documents, all of which DuPont supplied or were obtained from publicly available records: (1) the Restated Certificate of Incorporation of the Company (the "Certificate"), as filed with the Office of the Secretary of State of the State of Delaware on May 29, 1997; (2) the Bylaws of the Company, effective as of November 1, 2009 (the "Bylaws"); and (3) the Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinion expressed herein. Moreover, for purposes of rendering this opinion, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete, and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete, and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that the Proposal, if adopted and implemented, would violate the General Corporation Law of the State of Delaware (the "General Corporation Law") and, accordingly, is not a proper subject for stockholder action under Delaware law.

The Proposal

The Proposal reads as follows:

> Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding.

Discussion

The Proposal represents an improper attempt by stockholders to assume management authority delegated to the Company's board of directors (the "Board"). The issue of managerial authority specifically is addressed in Section 141(a) of the General Corporation Law. Absent an express provision in a corporation's certificate of incorporation to the contrary, Section 141(a) of the General Corporation Law vests in the board of directors of a Delaware corporation the authority to manage the corporate enterprise. 8 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors ...."). Any variation from the mandate of Section 141(a) of the General Corporation Law may only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." 8 Del. C. § 141(a); see also Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate does not provide for the management of the business and affairs of the Company by anyone other than the Board. Accordingly, the Board holds the full and exclusive authority to manage the business and affairs of the Company.

By virtue of Section 141(a) of the General Corporation Law, it is a "cardinal precept of the General Corporation Law ... that the directors, rather than stockholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom., Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."); see also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) (stating that "[o]ne of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors"); Quickturn Design Sys., Inc. v. Mentor Graphics Corp., 721 A.2d 1281, 1291 (Del. 1998) (stating that "[o]ne of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation"); Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957) (noting that the General Corporation Law "does not permit actions ... by stockholders which would take all power from the board to handle matters of substantial management policy"); Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1210-11 (Del. Ch. 1979) (noting the "longstanding rule that directors of a Delaware corporation may not delegate to others those duties which lay at the heart of the management of the corporation"). Thus, in Abercrombie, the Delaware Court of Chancery held that a stockholders' agreement was invalid because it had the effect of restricting in a substantial way the freedom of directors to make decisions on matters of management policy.

At issue in Abercrombie was an agreement among stockholders holding a majority of the outstanding stock of American Independent Oil Company ("American") and the so-called agents of those stockholders, who served as the nominees of such stockholders on the American board of directors. Together, the group of stockholders who were parties to the stockholders' agreement had the power to elect eight of the members of American's fifteen-member board. The stockholders' agreement provided that all eight of the agent-directors would vote on any matter coming before the board in accordance with the decision of seven of the agent-directors, and if seven of the agent-directors could not reach agreement, the matter would be submitted to arbitration. In holding that the agreement was invalid, the Court of Chancery reasoned as follows:

> So long as the corporate form is used as presently provided by our statutes this court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters. ... I am therefore forced to conclude that this [stockholders' agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law. My conclusions are based on the provisions of the Agreement which substantially encroach on the duty of directors to exercise independent business judgment, upon the provisions which permit the possibility that director action will be dictated by an outsider and finally, upon the provision which can have the consequence of shifting control of the board from a majority to a minority.

Abercrombie, 123 A.2d at 899-900.

In addition, directors may not delegate to others their decision-making authority on matters as to which they are required to exercise their business judgment. See Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clark Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Moreover, even the board of directors themselves are prohibited from delegating or abdicating their responsibility in favor of the stockholders. Paramount Commmc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the Delaware courts to permit a board of directors to delegate its own authority demonstrates that the courts will not readily tolerate the usurpation of a board of directors' responsibilities by stockholders. The general rule prohibiting the delegation or substantial restriction of managerial responsibility and fiduciary obligations applies as well to the delegation or restriction of a specific duty or several duties as to the delegation or restriction of all duties. See Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956). Likewise, Delaware law prohibits substantial limitations on a board of directors' discretion in acting on behalf of the corporation. See Chapin, 402 A.2d at 1211.

The Court of Chancery has reiterated the principle that a board of directors may not leave to stockholders decisions on substantial matters at the core of the managerial prerogative of directors. In In re Berkshire Realty Co., Inc. S'holder Litig., 2002 WL 31888345 (Del. Ch. Dec. 18, 2002), a provision within a certificate of incorporation obligated the board of directors to submit for stockholder approval a plan of liquidation requiring the board of directors to dispose of a corporation's assets and to distribute the proceeds therefrom. In accordance with the certificate of incorporation, the board of directors submitted the plan to the stockholders, but recommended that stockholders vote against approval of the plan. The Court of Chancery concluded that "[t]he board had no contractual duty to recommend the liquidation proposal to the shareholders. On the contrary, if the board, in the exercise of its business judgment, determined that liquidation was not in the best interests of the corporation and its stockholders, it could not have recommended liquidation without violating its fiduciary duty to the stockholders." Id. at *4.

More recently, the Delaware Supreme Court found that contractual arrangements that commit a board of directors to a course of action that precludes them from fully discharging their fiduciary obligations is a violation of Delaware law. CA, Inc. v. ASCME Emps. Pension Plan, 953 A.2d 227 (Del. 2008). In that case, the Supreme Court addressed whether a proposed binding bylaw violated Delaware law. If adopted, the bylaw would have required the board of directors to reimburse stockholders' expenses in connection with nominating candidates in a contested election of directors. Id. The Supreme Court found that the bylaw would "prevent directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate." Id. at 239. Moreover, the Supreme Court emphasized, "the Bylaw mandate[d] reimbursement of election expenses in circumstances that a proper application of fiduciary principles could preclude." Id. at 240 (emphasis added). In reaching its conclusion, the Supreme Court noted that "the Bylaw contain[ed] no language or provision that would reserve to [the corporation's] directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." Id. (citing Malone v. Brincat, 772 A.2d 5, 10 (Del. 1998) ("Although the fiduciary duty of a Delaware director is unremitting, the exact course of conduct that must be charted to properly discharge that responsibility will change in the specific context of the action the director is taking with regard to either the corporation or its stockholders.")).

Decisions regarding the expenditure of corporate funds generally fall within the authority of a board of directors to manage a corporation. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (noting that the board normally has the authority to compensate corporate officers); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (recognizing directors' responsibility under Section 141(a) of the General Corporation Law to oversee expenditure of corporate funds). Accordingly, absent a provision in a corporation's certificate of incorporation to the contrary, it is not appropriate under the General

Corporation Law for stockholders to restrict the discretion of a board of directors in managing the expenditure of a corporation's funds.

The Proposal, if implemented, would require that the Board obtain stockholder approval as a prerequisite to the making of any political contributions, irrespective of whether the Board determines that such contributions would be in the best interests of the Company and its stockholders. If adopted, the Proposal would remove from the Board its discretion to undertake a course of action with respect to corporate expenditures, which as noted above, falls within the Board's sole managerial authority. The Proposal would, therefore, "have the effect of removing from [the Board] in a very substantial way their duty to use their own best judgment," with respect to the commitment of the Company's resources. Abercrombie, 123 A.2d at 899. For such reasons, the substance of the Proposal intrudes upon the authority of the Board to manage the Company's business and to conduct its day to day affairs in the manner the Board determines is in the best interests of the Company and its stockholders, in violation of Delaware law. Because the Proposal is an invalid attempt to usurp the Board's discretion and would, if implemented, conflict with the General Corporation Law, the Proposal would violate Delaware law and is not, therefore, a proper subject for stockholder action.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, without our prior written consent; provided that this opinion may be furnished to or filed with the Securities and Exchange Commission in connection with your no-action request relating to the Proposal.

Very truly yours,

POTTER ANDERSON & CORROON LLP

By: ________________
Michael K. Tumas

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